

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

James Bedore
Executive Vice President
NCR ATMCo, LLC
864 Spring Street NW
Atlanta, GA 30308

> **Re: NCR ATMCo, LLC**
> **Registration Statement on Form 10-12B**
> **Filed June 26, 2023**
> **File No. 001-41728**

Dear James Bedore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2023 letter.

Registration Statement on Form 10-12B

Notes to Unaudited Pro Forma Combined Financial Statements, page 91

1. We note pro forma adjustment (r) reflects incremental stock compensation expense related to adjustments made to accelerate vesting of certain equity awards. We also note on page F-64 you disclose that 50% of the market-based restricted stock units granted include an accelerated vesting provision if a spin-off takes place during the performance period. Please tell us whether adjustment (r) relates to these awards and this accelerated vesting provision. If so, tell us how the additional expense of $4 million relates to 50% of the awards, which appears to have unrecognized compensation costs of $50 million as of March 31, 2023. Also, revise to reflect this adjustment as of the beginning of the fiscal year presented (i.e. January 1, 2022). Lastly, tell us why this adjustment is reflected as an autonomous entity adjustment rather than a transaction accounting adjustment.

Business, page 95

2.   With a view towards revised disclosure, advise whether NCR ATM is dependent on any platforms to liquidate its Bitcoin or other crypto assets or convert such crypto assets into fiat currency. Address the company's reliance on any such platform.

3.   We note your response to prior comment 6. Please revise to discuss the geographic areas you currently offer Bitcoin related services, including buying, selling and sending remittances.

Government Regulations, page 108

4.   Please revise to provide a more complete discussion regarding the regulatory requirements for offering cross-border remittances in Bitcoin as well as your other Bitcoin services. As non-exclusive examples, discuss the anti-money laundering and know-your-customer requirements for buying, selling or transacting in Bitcoin and any licenses currently held and those that may be required.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 112

5.   We note your response to prior comment 9, and reissue in part. There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, on page 129 you state that, "Self-Service Banking Adjusted EBITDA decreased 9% for the year ended December 31, 2022, compared to the prior year period primarily due to supply chain challenges and increased fuel costs which drove up component and other costs, particularly in ATM hardware, hardware maintenance and transaction services. These headwinds were partially offset by an increase in recurring revenue." Please revise throughout to quantify each material factor, including any offsetting factor(s) that contributed to such change. In addition, refrain from using qualitative terms such as "primarily" in lieu of providing specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

Key Strategic Financial and Performance Metrics, page 118

6.   Please revise to clarify whether the number of ATMs included in the ATM-as-a-Service metric are also included in the Total Units Owned/Managed/Serviced count. If so, tell us and revise to explain why the Total Units Owned/Managed/Serviced have steadily declined since fiscal 2021 and how that trend is impacting your business.

Revenue and Adjusted EBITDA by Segment, page 127

7.   We note your revised presentation in response to prior comment 10. Please further revise to remove footnote (4) here and on page 128, since you no longer include Corporate and Other in the tables.

Financial Condition, Liquidity and Capital Resources
Sources of Historical Liquidity, page 130

8.   We note your response to prior comment 11. Please consider changing the title of your non-GAAP measure of adjusted operating cash flow to a more descriptive title such as "adjusted unrestricted operating cash flow."

Notes to Combined Financial Statements
Note 1. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page F-11

9.   We note you indicate in response to prior comment 6 that the amount of Bitcoin held at the end of any period, since acquisition, is less than $1 million. Please tell us the average amount of Bitcoin held during any period since the acquisition and the average length of time Bitcoin is held once purchased. Also, tell us how and when the Bitcoin you hold for resale is valued and how the cost of products is measured.

10.   In response to prior comment 16, you state that you use Bitcoin to facilitate cross border remittances and classify it as services revenue as it is a transaction fee charged for service. You further explain in response to prior comment 6 that you leverage Bitcoin to facilitate transactions to send money from the United States to Brazil. Please further explain what these arrangements are, who the customer is, how you "use" or "leverage" Bitcoin to earn a transaction fee, and how you account for such transactions.

11.   We note from your response to prior comment 15 management has concluded that the standard ATMaaS contract, including the hardware component, qualifies for accounting and disclosure under ASC 606 as a services contract. However, your disclosures on page F-11 indicate hardware in an as-a-service-package is recognized in consideration of lease accounting standards, depending on the terms and conditions in the contract. Please explain, and revise to clarify, this apparent inconsistency.

General

12.   We note your response to prior comment 18. We also note your disclosure on page F-26 that "Cardtronics is the world's largest Independent ATM Deployer ("IAD"), according to the recent *Global ATM Market and Forecasts to 2027 Report* from RBR." Please revise to clarify whether any of these reports were commissioned by the company. If any of these reports were commissioned by you for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

13.   On page 97 you state, "According to internal Company data, ATMCo currently owns, manages or services approximately 800,000 ATMs across various deployment models. However, on page 4 and several other times throughout the prospectus, you state that, "As of December 31, 2022, based on internal company data, we managed/serviced approximately 700,000 ATMs." Please reconcile or advise.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Neil P. Stronski